UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Performant Financial Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

71377E105

(CUSIP Number)

Mill Road Capital II, L.P.

Attn: Thomas E. Lynch

382 Greenwich Avenue

Suite One

Greenwich, CT 06830

203-987-3500

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 26, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71377E105	13D	Page 2 of 7 Pages

1.	Names of Reporting Persons. Mill Road Capital II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,261,675
	8.	Shared Voting Power
	9.	Sole Dispositive Power 3,261,675
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,261,675
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 71377E105	13D	Page 3 of 7 Pages

1.	Names of Reporting Persons Mill Road Capital II GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,261,675
	8.	Shared Voting Power
	9.	Sole Dispositive Power 3,261,675
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,261,675
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.4%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 71377E105	13D	Page 4 of 7 Pages

1.	Names of Reporting Persons. Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 3,261,675
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 3,261,675

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,261,675
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.4%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 71377E105	13D	Page 5 of 7 Pages

1.	Names of Reporting Persons. Eric Yanagi
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 282,533
	8.	Shared Voting Power
	9.	Sole Dispositive Power 282,533
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 282,533
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 71377E105	Page 6 of 7 Pages

This Amendment No. 2 to the joint statement on Schedule 13D with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of Performant Financial Corporation, a Delaware corporation (the “Issuer”), filed by the Reporting Persons (as defined below) on January 29, 2018, as amended by Amendment No. 1 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on May 12, 2020 (such joint statement, as amended herein, the “Schedule 13D”), amends the Schedule 13D as follows:

1. Paragraphs (a), (b), (c) and (e) of Item 5 of the Schedule 13D shall hereby be amended and restated in full as follows:

Item 5.	Interest in Securities of the Issuer

(a, b) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 73,818,124 shares of the Common Stock issued and outstanding as of August 8, 2022, as reported in most recent quarterly report of the Issuer on Form 10-Q for its fiscal quarter ended June 30, 2022. All of the share numbers reported below, and on each Reporting Person’s cover page to this Schedule 13D, are as of August 30, 2022, unless otherwise indicated. The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into this Item 5(a, b).

Each of the Reporting Persons (other than Mr. Yanagi) beneficially owns 3,261,675 shares of Common Stock, or approximately 4.4% of the outstanding shares of Common Stock, and Mr. Yanagi beneficially owns 282,533 shares of Common Stock, or approximately 0.4% of the outstanding shares of Common Stock, and the Reporting Persons beneficially own, in the aggregate, 3,544,208 shares of Common Stock, or approximately 4.8% of the outstanding shares of Common Stock. Mr. Jacobs does not have beneficial ownership of any shares of Common Stock.

(c) Except as otherwise described in this Schedule 13D, no Reporting Person effected any transaction in shares of the Common Stock since July 2, 2022 (the date 60 days prior to the filing of this Schedule 13D). On August 26, 2022, the Issuer granted 35,377 additional Director RSUs to Mr. Yanagi.

(e) As of the date hereof, no Reporting Person is the beneficial owner of more than five percent of the outstanding shares of Common Stock.

2. Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature pages follow]

CUSIP No. 71377E105	Page 7 of 7 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	August 31, 2022

MILL ROAD CAPITAL II, L.P.

By:	Mill Road Capital II GP LLC,
its General Partner

By:	/s/ Thomas E. Lynch
Thomas E. Lynch
Management Committee Director and Chairman

MILL ROAD CAPITAL II GP LLC

By:	/s/ Thomas E. Lynch
Thomas E. Lynch
Management Committee Director and Chairman

THOMAS E. LYNCH

/s/ Thomas E. Lynch
Thomas E. Lynch

ERIC YANAGI

By:	/s/ Eric Yanagi
Eric Yanagi